UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 11 November 2021
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

Gold Fields Operational
2021
Update September Quarter
2
COVID-19 update
So far this year (as at 8 November 2021), we have recorded 14 deaths among our workforce; ten at South Deep in South Africa, and two each in Peru and Ghana. Eight of these fatalities occurred in Q3 2021, bringing the total number of COVID-19 related deaths in the Company to 20 since the beginning of the pandemic in early 2020. Our heartfelt condolences go out, once again, to the family, friends and colleagues of the deceased.

We have accelerated the COVID-19 vaccinations among our workforce and are collaborating closely with our host governments in doing so. As at 8 November 2021, we have surpassed over 15,000 first vaccinations:
72% of the workforce has received at least one vaccination and 50% is fully vaccinated. In all but Ghana, where access to vaccinations is limited, our operations have achieved a level of at least 70% first dosage. South Deep and Salares Norte continue to lead the way with well over 90% of employees receiving their first dose.

Where it is legally permissible, Gold Fields is considering mandatory vaccination among employees. Gold Fields Australia has introduced its policy on the back of the Western Australian state government’s mandatory vaccination policy for all Fly-in, Fly-out (FIFO) workers (first dose no later than 1 December 2021, second dose by 1 January 2022), and have extended this to Perth office employees as well.

Mandatory vaccination is not permissible under the law in Peru and
Chile, while a shortage of vaccinations makes this unfeasible in Ghana at present.

Apart from vaccination campaigns, we continue to support our workforce through, amongst others, educational awareness,
programmes, implementing stringent safety protocols, rapid testing and offering medical assistance if employees contract the virus.

During the first three quarters of 2021, our operations spent approximately US$16.8m on COVID-19 related initiatives and
interventions, such as specialised camp accommodation, testing equipment and facilities, additional labour costs and transport facilities.
A further US$1.7m was spent on donations to assist governments and communities in their fight against the pandemic. In 2020, the respective figures were US$30m and US$3m.

ESG updates
While there was no fatal incident at our operations in Q3 2021, we reported three serious injuries, bringing the total in the year to date to seven. Six serious injuries were recorded in 2020. There have been no lost time injuries at Tarkwa, Damang and Agnew in 2021 year to date, demonstrating that eliminating fatalities and serious injuries is possible, particularly since these results have come during the COVID-19 pandemic. The Total Recordable Injury Frequency Rate (TRIFR) moved back to a downward trend in Q3 2021, after two years of increases, driven in part by a drive to increase reporting transparency across the group.
We are on track to publish our environmental, social and governance
(ESG) priorities, accompanied by wide-ranging objectives and detailed
2030 targets, on 1 December 2021.

Ratings agency MSCI upgraded its ESG rating of Gold Fields from BBB to A for the first time, while rating group ISS assigned Gold Fields a top rating of E 1 S 1 G 1.

On track to meet 2021 guidance
FY 2021 production and cost guidance, as provided in February 2021, remains intact. Attributable gold equivalent production is expected to be between 2.30Moz and 2.35Moz. As previously guided, AISC is
expected to be between US$1,020/oz and US$1,060/oz, with AIC expected to be between US$1,310/oz to US$1,350/oz. If we exclude the very significant project capex at Salares Norte, AIC is expected to be
US$1,090/oz to US$1,130/oz. The exchange rates used for our 2021 guidance are: US$/R15.50 and US$/A$0.75.

Chris Griffith
Chief Executive Officer

11 November 2021

Gold Fields Operational
2021
Update September Quarter
3
Key statistics
United States Dollars
Quarter
Figures in millions unless otherwise stated
Sept
2021
June 2021
Sept
2020
Gold produced*
oz (000)
606
563
557
Tonnes milled/treated
000
10,638
10,627 10,433
Revenue (excluding Asanko)
US$/oz
1,770
1,820 1,921
Cost of sales before gold inventory change and amortisation and depreciation
(excluding Asanko)
US$/tonne
45
44 41
All-in sustaining costs
US$/oz
1,016
1,107
964
Total all-in cost
US$/oz
1,263
1,297
1,070
Net debt
US$m
1,037
1,097 1,159
Net debt (excluding lease liabilities)
US$m
620
663
796
Net debt to EBITDA ratio
US$m
0.44
0.49
0.68
* Gold produced in this table is attributable and includes Gold Fields share of 45% in Asanko.
At 30 September 2021, all operations are wholly owned except for Tarkwa and Damang in Ghana (90.0%), South Deep in South Africa (96.43%), Cerro Corona in Peru (99.5%), Gruyere
JV (50%) and Asanko JV (45% equity share).
Gold produced and sold throughout this report includes copper gold equivalents of approximately 6% of Group production.
All-in-sustaining costs and total all-in cost in the key statistics table include all Gold Fields operations, projects and offices. The tables on pages 4 and 5 presents only the mining operations.
Figures may not add as they are rounded independently.

STOCK DATA FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2021
Number of shares in issue
NYSE – (GFI)
– at end September 2021
887,717,348
Range – Quarter
US$7.75 – US$10.04
– average for the quarter
887,717,348
Average volume – Quarter
5,757,621 shares/day
Free float
100 per cent
JSE LIMITED – (GFI)
ADR ratio
1:1
Range – Quarter
ZAR117.26 – ZAR146.38
Bloomberg/Reuters
GFISJ/GFLJ.J
Average volume – Quarter
3,230,001 shares/day

Gold Fields Operational
2021
Update September Quarter
4
Salient features and cost benchmarks
United States Dollars
Figures are in millions unless otherwise stated
Total
Mine
operations
including
equity
accounted
Joint Venture
Total
Mine
operations
excluding
equity
accounted
Joint Venture
South
African
Region
West Africa
Region
South
America
Region
Ghana
Peru
South
Deep
Total
Tarkwa
Damang
Asanko*
45%
Cerro
Corona
Operating Results
Ore milled/treated
(000 tonnes)
Sept 2021
10,638
9,944
755
5,354
3,493
1,167
694
1,746
June 2021
10,627 9,963 766 5,379 3,546 1,170 664 1,700
Sept 2020
10,433 9,773 563 5,295 3,468 1,167 660 1,751
Yield (grams per tonne)
Sept 2021
1.8
1.9
3.6
1.2
1.2
1.5
1.0
1.2
June 2021
1.7 1.8 2.8 1.3 1.2 1.6 1.1 1.0
Sept 2020
1.7 1.8 3.6 1.2 1.1 1.6 1.0 0.9
Gold produced (000 managed
equivalent ounces)
Sept 2021
628.4
606.1
88.2
214.4
135.7
56.4
22.3
69.4
June 2021
585.2 562.6 67.9 218.9 134.4 61.8 22.7 52.9
Sept 2020
576.3 554.2 64.9 211.2 127.3 61.9 22.0 50.5
Gold produced (000 attributable
equivalent ounces)
Sept 2021
605.7
583.4
85.1
195.2
122.1
50.8
22.3
69.1
June 2021
562.9 540.3 65.5 199.3 120.9 55.6 22.7 52.7
Sept 2020
557.0 535.0 64.9 192.3 114.6 55.7 22.0 50.2
Gold sold (000 managed equivalent
ounces)
Sept 2021
624.9
603.1
91.5
213.9
135.7
56.4
21.8
59.9
June 2021
596.6
572.6
67.2
220.2
134.4
61.8
24.0
50.8
Sept 2020
556.1 531.9 65.9 213.5 127.3 61.9 24.3 40.6
Cost of sales before amortisation
and depreciation (million)
Sept 2021
(427.5)
(400.7)
(85.7)
(134.9)
(73.2)
(34.9)
(26.9)
(33.4)
June 2021
(453.9) (425.3) (77.7) (149.3) (84.2) (36.4) (28.7) (41.4)
Sept 2020
(368.4) (337.7) (58.6) (137.0) (77.6) (28.6) (30.7) (28.1)
Cost of sales before gold inventory
change and amortisation and
depreciation (dollar per tonne)
Sept 2021
45
45
112
29
21
46
42
28
June 2021
44 44 105 31 24 50 40 25
Sept 2020
41 41 102 32 21 59 42 20
Sustaining capital (million)
Sept 2021
(157.0)
(152.1)
(17.9)
(64.7)
(55.4)
(4.3)
(4.9)
&
(9.0)
June 2021
(152.9) (149.8) (11.7) (63.4) (57.0) (3.3) (3.1)
&
(4.9)
Sept 2020
(107.9) (104.8) (7.7) (49.9) (41.5) (5.3) (3.1)
&
(5.2)
Non-sustaining capital (million)
Sept 2021
(37.3)
(36.7)
(4.8)
(2.2)
—
(1.5)
(0.7)
(8.5)
June 2021
(36.6) (35.5) (6.3) (2.9) — (1.7) (1.2) (7.1)
Sept 2020
(28.1) (22.7) (1.3) (6.8) — (1.4) (5.4) (7.4)
Total capital expenditure (million)
Sept 2021
(194.3)
(188.8)
(22.7)
(66.9)
(55.4)
(5.8)
(5.6)
(17.5)
June 2021
(189.5)
(185.3)
(18.0)
(66.3)
(57.0)
(5.0)
(4.3)
(12.0)
Sept 2020
(136.0) (127.5) (9.0) (56.7) (41.5) (6.7) (8.5) (12.6)
All-in-sustaining costs (dollar per
ounce)
Sept 2021
1,013
990
1,155
1,072
1,091
823
1,598
24
June 2021
1,103 1,085 1,350 1,123 1,216 778 1,497 (78)
Sept 2020
956 930 1,055 1,030 1,099 710 1,488 271
Total all-in-cost (dollar per ounce)
Sept 2021
1,081
1,058
1,208
#
1,097
1,091
879
1,697
342
June 2021
1,173 1,155 1,443 1,150 1,216 833 1,595 282
Sept 2020
1,011 975 1,075 1,068 1,099 732 1,760 594
Average exchange rates were US$1 = R14.63, US$1 = R14.13 and US$1 = R16.91 for the September 2021, June 2021 and September 2020 quarters, respectively.
The Australian/US Dollar exchange rates were A$1 = US$0.74, A$1 = US$0.77 and A$1 = US$0.72 for the September 2021, June 2021 and September 2020 quarters, respectively.
Figures may not add as they are rounded independently.
*
Equity accounted Joint Venture.
&
Includes Gold Fields 45% share of deferred stripping of US$2.1m and US$0.7m (100% basis US$4.7m and US$1.6m) for the September 2021 and June 2021 quarters, respectively.
#
The significant increase in AIC/oz to US$1,208/oz in Q3 2021 from US$1,075/oz in Q3 2020 is largely due to the appreciation of the South African Rand. The AIC/oz would have been
US$1,044/oz in Q3 2021 if the exchange rate was normalised.

Gold Fields Operational
2021
Update September Quarter
5
Salient features and cost benchmarks continued
United States Dollars
Australian Dollars
South
African
Rand
Figures are in millions unless otherwise stated
Australia
Region
Australia
Region
South
Africa
Region
Australia
Australia
Total
St Ives
Agnew
Granny
Smith
Gruyere
50%
Total
St Ives
Agnew
Granny
Smith
Gruyere
50%
South
Deep
Operating Results
Ore milled/treated
(000 tonnes)
Sept 2021
2,783
1,025
307
400
1,051
2,783
1,025
307
400
1,051
755
June 2021
2,781 1,021 329 438 993 2,781 1,021 329 438 993 766
Sept 2020
2,825 1,122 334 425 944 2,825 1,122 334 425 944 563
Yield (grams per tonne)
Sept 2021
2.9
2.9
5.4
6.1
0.9
2.9
2.9
5.4
6.1
0.9
3.6
June 2021
2.7 2.9 5.7 4.5 0.8 2.7 2.9 5.7 4.5 0.8 2.8
Sept 2020
2.7 2.5 5.8 5.1 0.9 2.7 2.5 5.8 5.1 0.9 3.6
Gold produced (000 managed
equivalent ounces)
Sept 2021
256.3
94.0
53.8
78.9
29.7
256.3
94.0
53.8
78.9
29.7
2,744
June 2021
245.5 94.5 60.8 63.6 26.6 245.5 94.5 60.8 63.6 26.6 2,112
Sept 2020
249.6 90.5 62.1 69.1 28.0 249.6 90.5 62.1 69.1 28.0 2,019
Gold produced (000 attributable
equivalent ounces)
Sept 2021
256.3
94.0
53.8
78.9
29.7
256.3
94.0
53.8
78.9
29.7
2,646
June 2021
245.5
94.5
60.8
63.6
26.6
245.5
94.5
60.8
63.6
26.6
2,037
Sept 2020
249.6 90.5 62.1 69.1 28.0 249.6 90.5 62.1 69.1 28.0 2,019
Gold sold (000 managed equivalent
ounces)
Sept 2021
259.5
94.0
53.1
82.0
30.4
259.5
94.0
53.1
82.0
30.4
2,847
June 2021
258.4 99.9 64.6 65.4 28.4 258.4 99.9 64.6 65.4 28.4 2,089
Sept 2020
236.2 86.9 58.4 62.5 28.4 236.2 86.9 58.4 62.5 28.4 2,049
Cost of sales before amortisation and
depreciation (million)
Sept 2021
(173.6)
(60.4)
(42.6)
(46.9)
(23.7)
(236.2)
(82.4)
(57.9)
(63.8)
(32.0)
(1,252.5)
June 2021
(185.6) (70.7) (46.4) (49.2) (19.3) (241.1) (91.8) (60.2) (64.0) (25.1) (1,100.3)
Sept 2020
(144.7) (48.2) (40.5) (38.7) (17.3) (199.6) (65.7) (56.3) (53.6) (23.9) (990.1)
Cost of sales before gold inventory
change and amortisation and
depreciation (dollar per tonne)
Sept 2021
66
72
134
112
23
90
97
182
152
32
1,638
June 2021
64 64 126 112 22 83 84 163 145 28 1,489
Sept 2020
59 60 115 101 19 83 85 159 141 27 1,726
Sustaining capital (million)
Sept 2021
(65.5)
(23.3)
(15.0)
(16.7)
(10.5)
(88.8)
(31.7)
(20.4)
(22.5)
(14.2)
(260.9)
June 2021
(73.0) (27.9) (17.4) (17.4) (10.3) (94.7) (36.2) (22.5) (22.6) (13.3) (166.1)
Sept 2020
(45.1) (11.2) (12.0) (13.0) (8.9) (62.9) (15.0) (16.8) (18.4) (12.7) (130.6)
Non-sustaining capital (million)
Sept 2021
(21.8)
(3.9)
(5.8)
(11.7)
(0.4)
(29.5)
(5.2)
(7.9)
(15.7)
(0.6)
(70.9)
June 2021
(20.4)
(3.1)
(8.1)
(8.5)
(0.7)
(26.4)
(4.0)
(10.5)
(11.0)
(0.9)
(89.9)
Sept 2020
(12.6) (4.7) (2.7) (4.9) (0.3) (17.7) (6.7) (3.8) (6.8) (0.3) (22.3)
Total capital expenditure (million)
Sept 2021
(87.3)
(27.2)
(20.8)
(28.4)
(10.9)
(118.3)
(36.9)
(28.3)
(38.2)
(14.8)
(331.8)
June 2021
(93.4) (31.0) (25.5) (25.9) (11.0) (121.1) (40.2) (33.0) (33.6) (14.2) (256.0)
Sept 2020
(57.7) (15.9) (14.7) (17.9) (9.2) (80.6) (21.7) (20.6) (25.2) (13.0) (152.9)
All-in-sustaining costs (dollar per
ounce)
Sept 2021
1,018
955
1,214
873
1,267
1,386
1,302
1,651
1,186
1,716
542,660
June 2021
1,118 1,065 1,109 1,168 1,207 1,452 1,382 1,441 1,517 1,568 615,178
Sept 2020
931 785 1,039 965 1,076 1,288 1,071 1,448 1,342 1,505 572,447
Total all-in-cost (dollar per ounce)
Sept 2021
1,102
#
996
1,322
1,015
1,281
1,499
1,358
1,800
1,378
1,736
567,550
June 2021
1,197 1,096 1,234 1,298 1,232 1,554 1,423 1,603 1,686 1,601 658,180
Sept 2020
984 839 1,085 1,044 1,085 1,363 1,149 1,513 1,451 1,518 583,344

Average exchange rates were US$1 = R14.63, US$1 = R14.13 and US$1 = R16.91 for the September 2021, June 2021 and September 2020 quarters, respectively.
The Australian/US Dollar exchange rates were A$1 = US$0.74, A$1 = US$0.77 and A$1 = US$0.72 for the September 2021, June 2021 and September 2020 quarters, respectively.
Figures may not add as they are rounded independently.
#  The significant increase in AIC/oz to US$1,102/oz in Q3 2021 from US$984/oz in Q3 2020 is largely due to the appreciation of the Australian Dollar. The AIC/oz would have been
    US$1,079/oz in Q3 2021 if the exchange rate was normalised.

Gold Fields Operational
2021
Update September Quarter
6
Review of Operations
Quarter ended 30 September 2021 compared with
quarter ended 30 June 2021
Figures may not add as they are rounded independently.
South Africa region
South Deep
Sept
2021
June
2021
%
Variance
Ore mined
000
tonnes
419
399 5%
Waste mined
000
tonnes
60
48 25%
Total tonnes
000
tonnes
479
447
7%
Grade mined –
underground reef
g/t
6.73
6.21 8%
Grade mined –
underground total
g/t
5.88
5.54 6%
Gold mined
kg
2,820
2,477 14%
000’oz
90.7
79.7 14%
Destress
m
2
11,732
11,140 5%
Development
m
1,640
1,333
23%
Secondary support
m
4,343
3,560 22%
Backfill
m
3
83,475
77,959 7%
Tonnes milled –
underground reef
000
tonnes
430
389 11%
Tonnes milled -
underground waste
000
tonnes
45
31 45%
Tonnes milled – surface
000
tonnes
280
347 (19)%
Total tonnes milled
000
tonnes
755
766 (1)%
Yield – underground reef
g/t
6.30
5.36 18%
Surface yield
g/t
0.13
0.09
44%
Total yield
g/t
3.63
2.76 32%
Gold produced
kg
2,744
2,112 30%
000’oz
88.2
67.9 30%
Gold sold
kg
2,847
2,089 36%
000’oz
91.5
67.2 36%
AISC
R/kg
542,660
615,178 (12)%
US$/oz
1,155
1,350 (14)%
AIC
R/kg
567,550
658,180 (14)%
US$/oz
1,208
1,443
(16)%
Sustaining capital
expenditure
Rm
260.9
166.1 57%
US$m
17.9
11.7 53%
Non-sustaining capital
expenditure
Rm
70.9
89.9 (21)%
US$m
4.8
6.3 (24)%
Total capital expenditure
Rm
331.8
256.0
30%
US$m
22.7
18.0 26%
Gold production increased by 30% to 2,744kg (88,200oz) in the
September quarter from 2,112kg (67,900oz) in the June quarter as a result of improved volumes, improved grade and improved yield.
Improved volumes are as a result of improved stoping volumes whilst the improved grade is as a result of the improved volume mix relative to the June quarter and in line with the annual mine plan. Gold mined increased by 14% to 2,820kg (90,700oz) in the September quarter from
2,477kg (79,700oz) in the June quarter due to the increase in ore tonnes mined and improved broken grade.
Reef yield increased by 18% to 6.30g/t in the September quarter from
5.36g/t in the June quarter due to an increase in broken reef grade mainly as a result of improved stoping grades (8%) including on-reef development in higher grade areas with the addition of improved recoveries.
Total underground tonnes milled increased by 13% to 475kt in the
September quarter from 420kt in the June quarter as a result of the increase in total tonnes broken, mined and hoisted. Surface tonnes milled decreased by 19% to 280kt in the September quarter from 347kt in the June quarter as treatment of surface tonnes was temporally slowed down due to cyanide shortages.
Development increased by 23% to 1,640 metres in the September quarter from 1,333 metres in the June quarter. Destress increased by
5% to 11,732m² in the September quarter from 11,140m² in the June quarter.
Secondary support installed increased by 22% to 4,343 metres in the
September quarter from 3,560 metres in the June quarter, which is in line with improved development and destress performance. Backfill increased by 7% to 83,475m
3
in the September quarter from 77,959m
3
in the June quarter due to the increase in number of stopes available for backfilling.
All-in cost improved by 14% to R567,550/kg (US$1,208/oz) in the
September quarter from R658,180/kg (US$1,443/oz) in the June quarter mainly driven by an increase in gold sold in the September quarter compared to the June quarter, partially offset by an increase in capital (solar plant) and operational expenditure (consumables as a result of production and price related increases, as well as Eskom winter tariffs and an increase in consumption) in the September quarter.
Sustaining capital expenditure increased by 57% to R260.9m
(US$17.9m) in the September quarter from R166.1m (US$11.7m) in the
June quarter mainly due to the delivery of electricity generating units
(R35m), Solar Plant fencing and earthworks (R20m) and Doornpoort
Phase 2 expansion (R31m).
Non-sustaining capital expenditure decreased by 21% to R70.9m
(US$4.8m) in the September quarter from R89.9m (US$6.3m) in the
June quarter due to a decrease in new mine infrastructure projects
(conveyors, crushers and backfill pipe installations).
South Deep production for the December quarter is forecast to decrease compared to the September quarter as a result of scheduled critical maintenance work on key shaft infrastructure during Q4. This includes the replacement of the main man winder brakes and bushes as well as replacing the drum on the main rock winder. These activities will impact people and material logistics affecting productivities and cycle times over a period of approximately 28 days. In addition per the agreement concluded with organised labour the mine will shut down for the
Christmas break from 23 December 2021 to 2 January 2022 (10 days).

Gold Fields Operational
2021
Update September Quarter
7
West Africa region
Ghana
Tarkwa
Sept
2021
June
2021
%
Variance
Ore mined
000
tonnes
3,034
2,772 9%
Waste (Capital)
000
tonnes
15,361
15,353
— %
Waste (Operational)
000
tonnes
5,736
6,869 (16)%
Total waste mined
000
tonnes
21,097
22,222 (5)%
Total tonnes mined
000
tonnes
24,131
24,994 (3)%
Strip ratio
waste/ore
7.0
8.0 (13)%
Grade mined
g/t
1.36
1.41 (4)%
Gold mined
000’oz
132.9
125.2
6%
Tonnes milled
000
tonnes
3,493
3,546 (1)%
Yield
g/t
1.21
1.18 3%
Gold produced
000’oz
135.7
134.4 1%
Gold sold
000’oz
135.7
134.4
1%
AISC
US$/oz
1,091
1,216 (10)%
AIC
US$/oz
1,091
1,216 (10)%
Sustaining capital
expenditure
US$m
55.4
57.0 (3)%
Non-sustaining
expenditure
US$m
—
— — %
Total capital expenditure
US$m
55.4
57.0 (3)%

Gold production increased by 1% to 135,700oz in the September quarter from 134,400oz in the June quarter due to higher yield. Yield increased by 3% to 1.21g/t in the September quarter from 1.18g/t in the
June quarter due to higher grade processed. In the September quarter,
0.5Mt stockpiles at 0.85g/t were processed compared with 0.9Mt stockpiles at 0.76g/t in the June quarter, while ex-pit ore processed for the September quarter was 3Mt at 1.32g/t compared with 2.7Mt at
1.37g/t in the June quarter.
Total tonnes mined, including capital waste stripping, decreased by 3%
to 24.1Mt in the September quarter from 25.0Mt in the June quarter in line with the mining sequence. Ore mined increased by 9% to 3.0Mt in the September quarter from 2.8Mt in the June quarter due to increased ore mining from Kobada and Teberebie pits. Operational waste decreased by 16% to 5.7Mt in the September quarter from 6.9Mt in the
June quarter mainly due to a decrease in waste mining at the Akontansi pit, offset by an increase in activities at the Kobada pit. Strip ratio decreased by 13% to 7.0 in the September quarter from 8.0 in the June quarter due to increased ex-pit ore mined. Gold mined increased by 6%
to 132.9koz in the September quarter from 125.2koz in the June quarter due to higher ore tonnes mined.
All-in cost decreased by 10% to US$1,091/oz in the September quarter from US$1,216/oz in the June quarter due to lower cost of sales before amortisation and depreciation, lower capital expenditure and higher gold sold.
Capital expenditure decreased by 3% to US$55.4m in the September quarter from US$57.0m in the June quarter due to timing of tailings storage facility construction. Tailings storage expenditure of US$2.7m in the September quarter compared with US$5.7m in the June quarter.
Damang
Sept
2021
June
2021
%
Variance
Ore mined
000
tonnes
1,948
2,207 (12)%
Waste (Capital)
000
tonnes
173
— — %
Waste (Operational)
000
tonnes
3,570
3,477 3%
Total waste mined
000
tonnes
3,743
3,477 8%
Total tonnes mined
000
tonnes
5,690
5,684 — %
Strip ratio
waste/ore
1.9
1.6 19%
Grade mined
g/t
1.40
1.53 (8)%
Gold mined
000’oz
87.8
108.2 (19)%
Tonnes milled
000
tonnes
1,167
1,170
— %
Yield
g/t
1.50
1.64 (9)%
Gold produced
000’oz
56.4
61.8 (9)%
Gold sold
000’oz
56.4
61.8 (9)%
AISC
US$/oz
823
778 6%
AIC
US$/oz
879
833 6%
Sustaining capital
expenditure
US$m
4.3
3.3 30%
Non-sustaining
expenditure
US$m
1.5
1.7 (12)%
Total capital expenditure
US$m
5.8
5.0 16%
Gold production decreased by 9% to 56,400oz in the September quarter from 61,800oz in the June quarter mainly due to lower yield. Yield decreased by 9% to 1.50g/t in the September quarter from 1.64g/t in the
June quarter as a result of lower mined and feed grade.
Total tonnes mined in the September quarter remained similar at 5.7Mt.
Ore tonnes mined decreased by 12% to 1.9Mt in the September quarter from 2.2Mt in the June quarter, while operational waste tonnes mined increased by 3% to 3.6Mt in the September quarter from 3.5Mt in the
June quarter. The decrease in ore tonnes and increase in operational waste tonnes were mainly due to the mining sequence which required the mining of sumps to contain the rainwater during the wet season. In addition, some ore was inaccessible at the bottom of the pit during the wet season. Capital waste mined was 0.2Mt in the September quarter and nil in the June quarter due to the commencement of mining the Huni pit in the September quarter 2021. Mined grade decreased by 8% to
1.40g/t in the September quarter from 1.53g/t in the June quarter due to mining through the scattered mineralisation in the dolerite intrusive in the northern portion of the pit.
Strip ratio increased by 19% to 1.9 in the September quarter from 1.6 in the June quarter due to lower ore tonnes mined in addition to the Huni waste stripping.
All-in cost increased by 6% to US$879/oz in the September quarter from
US$833/oz in the June quarter mainly due to lower ounces sold and higher capital expenditure, partially offset by lower cost of sales before amortisation and depreciation.
Sustaining capital expenditure increased by 30% to US$4.3m in the
September quarter from US$3.3m in the June quarter due to
expenditure on Huni waste stripping and the East wall draping. Non-
sustaining capital expenditure decreased by 12% to US$1.5m in the
September quarter from to US$1.7m in the June quarter due to timing of the Far East Tailings Storage Facility (FETSF) stage 3 raise.

Gold Fields Operational
2021
Update September Quarter
8
Asanko (Equity Accounted Joint Venture)
All figures in table on a 100% basis
Sept
2021
June
2021
%
Variance
Ore mined
000
tonnes
1,464
1,333 10%
Waste (Capital)
000
tonnes
559
1,221 (54)%
Waste (Operational)
000
tonnes
9,458
7,852 20%
Total waste mined
000
tonnes
10,017
9,073 10%
Total tonnes mined
000
tonnes
11,481
10,406 10%
Strip ratio
waste/ore
6.8
6.8 — %
Grade mined
g/t
1.33
1.23 8%
Gold mined
000’oz
62.7
52.8 19%
Tonnes milled
000
tonnes
1,542
1,475 5%
Yield
g/t
1.00
1.06 (6)%
Gold produced
000’oz
49.5
50.4 (2)%
Gold sold
000’oz
48.4
53.3 (9)%
AISC
US$/oz
1,598
1,497 7%
AIC
US$/oz
1,697
1,595
6%
Sustaining capital
expenditure
US$m
11.0
6.9 59%
Non-sustaining
expenditure
US$m
1.4
2.6 (46)%
Total capital expenditure
US$m
12.4
9.4 32%

Gold production decreased by 2% to 49,500oz (100% basis) in the
September quarter from 50,400oz (100% basis) in the June quarter mainly due to lower yield. The lower yield is mainly due to lower plant recoveries as a results of feeding “Cobra” material from the Esaase pit.
The “Cobra” material is characterised by high organic carbon content which creates a preg-robbing situation in the leaching process. Mill feed in the September quarter was sourced primarily from Esaase,
augmented with Akwasiso cut 3 and lower grade stockpiles.
Total tonnes mined increased by 10% to 11.5Mt in the September quarter from 10.4Mt in the June quarter. Waste tonnes mined increased by 10% to 10.0Mt in the September quarter from 9.1Mt in the June quarter due to stripping at Akwasiso cut 3. Ore tonnes mined increased by 10% to 1.5Mt in the September quarter from 1.3Mt in the June quarter with ore tonnes sourced primarily from the Esaase pit. Stripping of Akwasiso cut 3 continued during the September quarter contributing some ore to the plant.
All-in cost increased by 6% to US$1,697/oz in the September quarter from US$1,595/oz in the June quarter mainly due to lower gold sold and higher capital expenditure, partially offset by lower cost of sales before amortisation and depreciation.
Sustaining capital expenditure increased by 59% to US$11.0m in the
September quarter from US$6.9m in the June quarter mainly due to timing of expenditure on the TSF stage 6 raise and deferred strip charge back. Non-sustaining capital expenditure decreased by 46% to
US$1.4m in the September quarter from US$2.6m in the June quarter mainly due to timing of expenditure.
South America region
Peru
Cerro Corona
Sept
2021
June
2021
%
Variance
Ore mined
000
tonnes
2,880
1,932
49%
Waste mined
000
tonnes
5,705
5,474
4%
Total tonnes mined
000
tonnes
8,586
7,407
16%
Grade mined – gold
g/t
0.77
0.67
15%
Grade mined – copper
per cent
0.42
0.40
5%
Gold mined
000’oz
71.3
41.8
71%
Copper mined
000
tonnes
12,038
7,758
55%
Tonnes milled
000
tonnes
1,746
1,700
3%
Gold recovery
per cent
64.7
61.7
5%
Copper recovery
per cent
87.0
86.0
1%
Yield – Gold
g/t
0.60
0.43
40%
– Copper
per cent
0.42
0.35
20%
– Combined
eq g/t
1.24
0.97
28%
Gold produced
000’oz
32.3
22.5
44%
Copper produced
tonnes
7,083
5,688
25%
Total equivalent gold
produced
000’
eq oz
69.4
52.9
31%
Total equivalent gold
sold
000’
eq oz
59.9
50.8
18%
AISC
US$/oz
24
(78)
(131)%
AISC
US$/
eq oz
805
1,014
(21)%
AIC
US$/oz
342
282
21%
AIC
US$/
eq oz
951
1,165
(18)%
Sustaining capital
expenditure
US$m
9.0
4.9
84%
Non-sustaining
expenditure
US$m
8.5
7.1
20%
Total capital expenditure
US$m
17.5
12.0
46%

Gold equivalent production increased by 31% to 69,400oz in the
September quarter from 52,900oz in the June quarter mainly due to higher gold and copper grades and higher recoveries as a result of better metallurgical conditions.
Total tonnes mined increased by 16% to 8.6Mt in the September quarter from 7.4Mt in the June quarter mainly due to an increase in ore mined of 49% to 2.9Mt in the September quarter from 1.9Mt in the June quarter and an increase in waste mined of 4% to 5.7Mt in the September quarter from 5.5Mt in the June quarter. This is in line with the low-grade ore stockpiling strategy and the waste recovery plan implemented at the end of 2020, through the deployment of additional mining fleet and equipment.
Gold and copper grades mined increased by 15% and 5% respectively, in line with the revised mining sequence after the slope instability issues at the eastern wall of the pit, which required cleaning and stabilisation.
As a consequence, gold yield increased by 40% to 0.60g/t in the
September quarter from 0.43g/t in the June quarter explained by the increase in gold grade processed and recovery. Copper yield increased by 20% to 0.42% in the September quarter from 0.35% in the June quarter.

Gold Fields Operational
2021
Update September Quarter
9
All-in cost per gold ounce increased by 21% to US$342/oz in the
September quarter from US$282/oz in the June quarter. The increase is mainly due to higher capital expenditure and a lower by-product credit in the September quarter as a result of the lower copper price received, partially offset by higher gold ounces sold and lower cost of sales before amortisation and depreciation. All-in cost per equivalent ounce decreased by 18% to US$951 per equivalent ounce in the September quarter from US$1,165 per equivalent ounce in the June quarter mainly due to higher equivalent gold ounces sold.
Unplanned COVID-19 related expenditure amounted to US$2.8m in the
September quarter compared with US$3.2m in the June quarter.
Sustaining capital expenditure increased by 84% to US$9.0m in the
September quarter from US$4.9m in the June quarter mainly due to an increase in construction activities at the tailing storage facility. Non-
sustaining capital expenditure increased by 20% to US$8.5m in the
September quarter from US$7.1m in the June quarter due to
construction activities at the Arpón and Ana waste storage facilities related to the expansion to 2030. Construction activities at the tailings storage facility and waste storage facilities increased in the September quarter in order to take advantage of the improved conditions during the dry season.
Chile
Salares Norte
During Q3, Salares Norte construction progress continued to be impacted by the indirect effects of COVID-19 due to work force availability being largely affected by COVID-19. In addition, in July the site was further impacted by days lost due to snow events (10 days lost)
although less severe than the ones in the June quarter. Towards the end of September, the project has commendably shown a positive change in the productivity trend as we move into the spring months.
Importantly, all of the critical path items are tracking plan. In addition, more than 95% of imported components have arrived in Chile, so the project is not expected to be delayed by shipping constraints currently being experienced globally. It is unlikely that the project will meet the previously guided 65% completion milestone by the end of 2021 and will probably be in the region of 62%. The project remains on track to deliver first gold by the end of Q1 2023.
Cash outflow of US$70.8m for the quarter, comprised mainly
US$107.5m in capex, US$4.7m in exploration and US$5.5m in other costs, partially offset by a US$39.0m release of working capital and a credit of US$7.9m from the realised portion of the FX hedge.
Process plant construction continued as major targets were achieved at the crusher and conveyors foundations, stockpile tunnel concrete and backfilling. The SAG and Ball mill foundations were completed and mechanical installation commenced. Structural steel installation at the grinding area continued progressing and the bridge crane was erected.
The installation of three out of four leaching tanks and five out of nine
CIP tanks commenced. All plant thickeners foundations were completed and mechanical erection started. The filter plant progressed significantly in pre-cast and concrete installation.
The HME workshop main building structure was completed and siding and roofing installation is ongoing. Most of the concrete work in the area was completed and the focus has shifted to the electrical and auxiliary buildings terminations.
The fresh water system continued progressing with the 9km of steel pipe almost completed and progressing of the civil works for the pumping stations.
Pre-stripping of the Brecha Principal pit increased to 12.7Mt YTD compared to a plan of 9.7Mt. Waste stripping increased by 53% to 6.6Mt in the September quarter from 4.3Mt in the June quarter.
The team remains focused on exploring the greater district, with
US$4.7m spent on district exploration in the September quarter compared with US$5.0m spent in the June quarter. Total metres drilled in the September quarter were 2,273 metres compared to 3,890 metres drilled in the March quarter.
Relocation of Chinchilla remains on hold until further notice from the authorities.

Gold Fields Operational
2021
Update September Quarter
10
Australia region
St Ives
Sept
2021
June
2021
%
Variance
Underground
Ore mined
000
tonnes
514
512 — %
Waste mined
000
tonnes
224
201 11%
Total tonnes mined
000
tonnes
738
713 4%
Grade mined
g/t
5.01
4.59 9%
Gold mined
000’oz
82.9
75.6 10%
Surface
Ore mined
000
tonnes
474
233 103%
Surface waste (Capital)
000
tonnes
1,500
1,341 12%
Surface waste
(Operational)
000
tonnes
537
642
(16)%
Total waste mined
000
tonnes
2,037
1,983 3%
Total tonnes mined
000
tonnes
2,511
2,217 13%
Grade mined
g/t
1.79
3.38 (47)%
Gold mined
000’oz
27.3
25.4 7%
Strip ratio
waste/ore
4.3
8.5 (49)%
Total (Underground
and Surface)
Total ore mined
000
tonnes
988
746 32%
Total grade mined
g/t
3.47
4.21
(18)%
Total tonnes mined
000
tonnes
3,250
2,930 11%
Total gold mined
000’oz
110.2
101.0
9%
Tonnes milled
000
tonnes
1,025
1,021 — %
Yield – underground
g/t
4.28
4.65 (8)%
Yield – surface
g/t
1.53
1.77 (14)%
Yield – combined
g/t
2.85
2.88
(1)%
Gold produced
000’oz
94.0
94.5
(1)%
Gold sold
000’oz
94.0
99.9 (6)%
AISC
A$/oz
1,302
1,382 (6)%
US$/oz
955
1,065 (10)%
AIC
A$/oz
1,358
1,423 (5)%
US$/oz
996
1,096 (9)%
Sustaining capital
expenditure
A$m
31.7
36.2 (12)%
US$m
23.3
27.9 (16)%
Non-sustaining capital
expenditure
A$m
5.2
4.0 30%
US$m
3.9
3.1 26%
Total capital
expenditure
A$m
36.9
40.2
(8)%
US$m
27.2
31.0 (12)%
Gold production decreased by 1% to 94,000oz in the September quarter from 94,500oz in the June quarter.
Waste mined from the underground mines increased by 11% to
224,000t in the September quarter from 201,000t in the June quarter due to increased operational waste mined at Invincible South.
Grade mined from the underground mines increased by 9% to 5.01g/t in the September quarter from 4.59g/t in the June quarter due to higher grade stopes mined at Invincible in accordance with the planned mining sequence. As a result of the increased grade, gold mined from the underground mines increased by 10% to 82,900oz in the September quarter from 75,600oz in the June quarter.
In the open pits, ore mined increased by 103% to 474,000t in the
September quarter from 233,000t in the June quarter with the Delta island open pit transitioning into ore production during the quarter.
Capital waste tonnes mined increased by 12% to 1,500,000t in the
September quarter from 1,341,000t in the June quarter and operational waste tonnes mined decreased by 16% to 537,000t in the September quarter from 642,000t in the June quarter with a focus on the pre-
stripping of Delta island open pit in the first part of the quarter.
Surface mined grade decreased by 47% to 1.79g/t in the September quarter from 3.38g/t in the June quarter with the majority of ore sourced from the lower grade portions of the Delta island pit, following the extraction of higher grade ore from the Neptune pit in the June quarter.
All-in cost decreased by 5% to A$1,358/oz (US$996/oz) in the
September quarter from A$1,423/oz (US$1,096/oz) in the June quarter due to lower cost of sales before amortisation and depreciation as a result of a gold inventory credit to cost of A$17.3m (US$13.2m) in the
September quarter with more ore being mined than processed
compared with a charge to cost of A$6.5m (US$5.0m) in the June quarter, where ore was being drawn from stockpiles. Total capital expenditure was also lower in the September quarter.
Sustaining capital expenditure decreased by 12% to A$31.7m
(US$23.3m) in the September quarter from A$36.2m (US$27.9m) in the
June quarter, following completion of the new paste plant at the
Invincible underground mine during the quarter, partially offset by an increase in capital waste tonnes mined. Non-sustaining capital expenditure increased by 30% to A$5.2m (US$3.9m) in the September quarter from A$4.0m (US$3.1m) in the June quarter due to increased exploration drilling.
Agnew
Sept
2021
June
2021
%
Variance
Underground ore mined
000
tonnes
260
264
(2)%
Underground waste
mined
000
tonnes
220
226
(3)%
Total tonnes mined
000
tonnes
480
489
(2)%
Grade mined –
underground
g/t
6.11
7.15
(15)%
Gold mined
000’oz
51.2
60.6
(16)%
Tonnes milled
000
tonnes
307
329
(7)%
Yield
g/t
5.44
5.75
(5)%
Gold produced
000’oz
53.8
60.8
(12)%
Gold sold
000’oz
53.1
64.6
(18)%
AISC
A$/oz
1,651
1,441
15%
US$/oz
1,214
1,109
9%
AIC
A$/oz
1,800
1,603
12%
US$/oz
1,322
1,234
7%
Sustaining capital
expenditure
A$m
20.4
22.5
(9)%
US$m
15.0
17.4
(14)%
Non-sustaining capital
expenditure
A$m
7.9
10.5
(25)%
US$m
5.8
8.1
(28)%
Total capital
expenditure
A$m
28.3
33.0
(14)%
US$m
20.8
25.4
(18)%

Gold Fields Operational
2021
Update September Quarter
11
Gold production decreased by 12% to 53,800oz in the September quarter from 60,800oz in the June quarter due to lower grade of ore mined and processed and a decrease in tonnes milled.
Mined grade decreased by 15% to 6.11g/t in the September quarter from 7.15g/t in the June quarter due to sequencing constraints within the Sheba area of New Holland with lower grade blocks only available to be mined during the September quarter, compared to high grade mining blocks that were available to be mined from Sheba during the
June quarter. Continued labour shortages within both Gold Fields and the contractor’s workforce have impacted on tonnage movement for the quarter. As a result of the decrease in grade, gold mined decreased by
16% to 51,200oz in the September quarter from 60,600oz in the June quarter.
All-in cost increased by 12% to A$1,800/oz (US$1,322/oz) in the
September quarter from A$1,603/oz (US$1,234/oz) in the June quarter due to decreased gold sold, partially offset by lower cost of sales before amortisation and depreciation as well as lower capital expenditure.
Sustaining capital expenditure decreased by 9% to A$20.4m
(US$15.0m) in the September quarter from A$22.5m (US$17.4m) in the
June quarter due to lower mine development at Waroonga. Non-
sustaining capital expenditure decreased by 25% to A$7.9m (US$5.8m)
in the September quarter from A$10.5m (US$8.1m) in the June quarter with reduced expenditure on the mill crushing circuit expansion.
Granny Smith
Sept
2021
June
2021
%
Variance
Underground ore mined
000
tonnes
404
433
(7)%
Underground waste
mined
000
tonnes
278
260
7%
Total tonnes mined
000
tonnes
682
693
(2)%
Grade mined –
underground
g/t
6.69
4.99
34%
Gold mined
000’oz
87.0
69.4
25%
Tonnes milled
000
tonnes
400
438
(9)%
Yield
g/t
6.13
4.52
36%
Gold produced
000’oz
78.9
63.6
24%
Gold sold
000’oz
82.0
65.4
25%
AISC
A$/oz
1,186
1,517
(22)%
US$/oz
873
1,168
(25)%
AIC
A$/oz
1,378
1,686
(18)%
US$/oz
1,015
1,298
(22)%
Sustaining capital
expenditure
A$m
22.5
22.6
— %
US$m
16.7
17.4
(4)%
Non-sustaining capital
expenditure
A$m
15.7
11.0
43%
US$m
11.7
8.5
38%
Total capital expenditure
A$m
38.2
33.7
13%
US$m
28.4
25.9
10%
Gold production increased by 24% to 78,900oz in the September quarter from 63,600oz in the June quarter due to increased grade of ore mined and processed.
Grade mined increased by 34% to 6.69g/t in the September quarter from
4.99g/t in the June quarter due to increased development and stoping grades in zones Z110 and Z120.
Gold mined increased by 25% to 87,000oz in the September quarter from 69,400oz in the June quarter, following the 34% increase in grade mined, partially offset by a 7% reduction in ore tonnes mined, from
433,000t in the June quarter to 404,000t in the September quarter.
All-in cost decreased by 18% to A$1,378/oz (US$1,015/oz) in the
September quarter from A$1,686/oz (US$1,298/oz) in the June quarter due to increased gold sold, partially offset by increased capital expenditure. Sustaining capital expenditure remained similar at
A$22.5m (US$16.7m) in the September quarter. Non-sustaining capital expenditure increased by 43% to A$15.7m (US$11.7m) in the
September quarter from A$11.0m (US$8.5m) in the June quarter due to increased development in the Z135 area and the second decline. When completed, the second decline will provide a reduction in current congestion in the main decline and will support short interval control measures to maintain the production profile.
Gruyere
Sept
2021
June
2021
%
Variance
Mine physicals in table on a 100% basis
Ore mined
000
tonnes
2,591
2,602 — %
Waste (Capital)
000
tonnes
6,432
7,348 (12)%
Waste (Operational)
000
tonnes
1,384
73 1,796%
Total waste mined
000
tonnes
7,815
7,421 5%
Total tonnes mined
000
tonnes
10,407
10,023 4%
Grade mined
g/t
0.88
0.87 1%
Gold mined
000’oz
73.5
72.7 1%
Strip ratio
waste/ore
3.0
2.9 3%
Tonnes milled
000
tonnes
2,101
1,986 6%
Yield
g/t
0.88
0.83 6%
Gold produced
000’oz
59.4
53.1 12%
Gold sold
000’oz
60.7
56.8 7%
AISC
A$/oz
1,716
1,568 9%
US$/oz
1,267
1,207 5%
AIC
A$/oz
1,736
1,601
8%
US$/oz
1,281
1,232 4%
Sustaining capital
expenditure – 50% basis
A$m
14.2
13.3 7%
US$m
10.5
10.3 2%
Non-sustaining capital
expenditure – 50% basis
A$m
0.6
0.9 (33)%
US$m
0.4
0.7 (43)%
Total capital expenditure
– 50% basis
A$m
14.8
14.2 4%
US$m
10.9
11.0 (1)%
Gold production increased by 12% to 59,400oz in the September quarter from 53,100oz in the June quarter due to increased tonnes milled as well as increased grade of ore processed.
Capital waste tonnes mined decreased by 12% to 6.43Mt in the
September quarter from 7.35Mt in the June quarter and operational waste tonnes mined increased to 1.38Mt in the September quarter from
0.07Mt in the June quarter with Stage 2 of the Gruyere pit moving out of the pre-strip phase to more operational waste stripping in the latter portion of the September quarter.
All-in cost increased by 8% to A$1,736/oz (US$1,281/oz) in the
September quarter from A$1,601/oz (US$1,232/oz) in the June quarter primarily due to an increase in cost of sales before amortisation and depreciation driven by a A$2.5m (US$1.8m) increase in processing cost associated with continued over expenditure in the maintenance area related to overcoming reliability issues around the grinding circuit, an increase in operational waste tonnes mined and a net decrease in the
GIP credit to cost of A$1.7m (US$1.5m), partially offset by increased gold sales. Improvements in the processing area are expected to be completed by the end of Q1 2022.

Gold Fields Operational
2021
Update September Quarter
12
Sustaining capital expenditure (on a 50% basis) increased by 7% to
A$14.2m (US$10.5m) in the September quarter from A$13.3m
(US$10.3m) in the June quarter with increased expenditure on a lift at the tailings facility, partially offset by a reduction in capital waste tonnes mined. Non-sustaining capital expenditure decreased by 33% to
A$0.6m (US$0.4m) in the September quarter from A$0.9m (US$0.7m)
in the June quarter due to a decrease in exploration drilling.

Gold Fields Operational
2021
Update September Quarter
13
Underground and surface
Imperial ounces with metric tonnes and
grade
Total Mine
operations
including
equity
accounted
Joint
Venture
South
Africa
Region
West Africa Region
South
America
Region
Australia Region
Ghana
Peru
Australia
South
Deep
Total
Tarkwa
Damang
Asanko
45%
Cerro
Corona
Total
St Ives
Agnew
Granny
Smith
Gruyere
50%
Tonnes mined
(000 tonnes)*
– underground ore
Sept 2021
1,598
419
—
—
—
—
—
1,179
514
260
404
—
June 2021 1,608 399 — — — — — 1,209 512 264 433 —
Sept 2020 1 511 341 — — — — — 1 169 467 297 405 —
– underground waste
Sept 2021
782
60
—
—
—
—
—
722
224
220
278
—
June 2021 735 48 — — — — — 687 201 226 260 —
Sept 2020 550 25 — — — — — 525 161 184 180 —
– surface ore
Sept 2021
10,290
5,640
3,034
1,948
659
2,880
1,770
474
—
—
1,296
June 2021 9,046 — 5,579 2,772 2,207 600 1,932 1,534 233 — — 1,301
Sept 2020 8 399 — 5 309 2 613 2 265 431 1 700 1 390 461 — — 929
– total
Sept 2021
12,670
479
5,640
3,034
1,948
659
2,880
3,671
1,212
480
682
1,296
June 2021 11,389 447 5,579 2,772 2,207 600 1,932 3,430 947 489 693 1,301
Sept 2020 10 460 366 5 309 2 613 2 265 431 1 700 3 085 1 090 480 586 929
Grade mined
(grams per tonne)
– underground ore
Sept 2021
6.1
6.7
—
—
—
—
—
5.8
5.0
6.1
6.7
—
June 2021 5.5 6.2 — — — — — 5.3 4.6 7.1 5.0 —
Sept 2020 5 9 6 4 — — — — — 5 8 5 6 6 4 5 6 —
– surface ore
Sept 2021
1.2
—
1.4
1.4
1.4
1.3
0.8
1.1
1.8
—
—
0.9
June 2021 1.2 — 1.4 1.4 1.5 1.2 0.7 1.3 3.4 — — 0.9
Sept 2020 1 3 — 1 5 1 4 1 6 1 4 0 9 1 3 1 8 — — 1 0
– total
Sept 2021
1.8
5.9
1.4
1.4
1.4
1.3
0.8
3.0
3.5
6.1
6.7
0.9
June 2021 1.8 5.5 1.4 1.4 1.5 1.2 0.7 3.0 4.2 7.1 5.0 0.9
Sept 2020 2 0 5 9 1 5 1 4 1 6 1 4 0 9 3 4 3 7 6 4 5 6 1 0
Gold mined
(000 ounces)*
– underground ore
Sept 2021
311.7
90.7
—
—
—
—
—
221.0
82.9
51.2
87.0
—
June 2021 285.3 79.7 — — — — — 205.7 75.6 60.6 69.4 —
Sept 2020 288 9 69 9 — — — — — 219 0 84 7 61 0 73 3 —
– surface ore
Sept 2021
384 3
—
248 9
132 9
87 8
28 2
71 3
64 1
27 3
—
—
36 8
June 2021 360 8 — 257 2 125 2 108 2 23 8 41 8 61 7 25 4 — — 36 4
Sept 2020 355 3 — 251 0 117 7 114 6 18 7 47 5 56 8 26 1 — — 30 7
– total
Sept 2021
696 0
90 7
248 9
132 9
87 8
28 2
71 3
285 1
110 2
51 2
87 0
36 8
June 2021 646 1 79 7 257 2 125 2 108 2 23 8 41 8 267 4 101 0 60 6 69 4 36 4
Sept 2020 644 2 69 9 251 0 117 7 114 6 18 7 47 5 275 8 110 8 61 0 73 3 30 7
Ore milled/treated
(000 tonnes)
– underground ore
Sept 2021
1,631
430
—
—
—
—
—
1,201
493
307
400
—
June 2021 1,550 389 — — — — — 1,161 394 329 438 —
Sept 2020 1 571 329 — — — — — 1 242 483 334 425 —
– underground waste
Sept 2021
45
45
—
—
—
—
—
—
—
—
—
—
June 2021 31 31 — — — — — — — — — —
Sept 2020 6 6 — — — — — — — — — —
– surface ore
Sept 2021
8 962
280
5 354
3 493
1 167
694
1 746
1 582
532
—
—
1 051
June 2021 9 046 347 5 379 3 546 1 170 664 1 700 1 620 628 — — 993
Sept 2020 8 856 228 5 295 3 468 1 167 660 1 751 1 583 639 — — 944
– total
Sept 2021
10,638
755
5,354
3,493
1,167
694
1,746
2,783
1,025
307
400
1,051
June 2021 10,627 766 5,379 3,546 1,170 664 1,700 2,781 1,021 329 438 993
Sept 2020 10 433 563 5 295 3 468 1 167 660 1 751 2 825 1 122 334 425 944
Yield
(Grams per tonne)
– underground ore
Sept 2021
5.5
6.3
—
—
—
—
—
5.2
4.3
5.4
6.1
—
June 2021 5.0 5.4 — — — — — 4.9 4.6 5.7 4.5 —
Sept 2020 5 2 6 1 — — — — — 4 9 4 2 5 8 5 1 —
– surface ore
Sept 2021
1.2
0.1
1.2
1.2
1.5
1.0
1.2
1.1
1.5
—
—
0.9
June 2021 1.2 0.1 1.3 1.2 1.6 1.1 1.0 1.2 1.8 — — 0.8
Sept 2020 1 1 0 1 1 2 1 1 1 6 1 0 0 9 1 1 1 2 — — 0 9
– combined
Sept 2021
1 8
3 6
1 2
1 2
1 5
1 0
1 2
2 9
2 9
5 4
6 1
0 9
June 2021 1 7 2 8 1 3 1 2 1 6 1 1 1 0 2 7 2 9 5 7 4 5 0 8
Sept 2020 1 7 3 6 1 2 1 1 1 6 1 0 0 9 2 7 2 5 5 8 5 1 0 9
Gold produced
(000 ounces)*
– underground ore
Sept 2021
287.7
87.1
—
—
—
—
—
200.6
67.9
53.8
78.9
—
June 2021 250.1 66.9 — — — — — 183.2 58.8 60.8 63.6 —
Sept 2020 260 4 64 3 — — — — — 196 1 64 9 62 1 69 1 —
– surface ore
Sept 2021
340.7
1.1
214.4
135.7
56.4
22.3
69.4
55.8
26.1
—
—
29.7
June 2021 335.1 1.0 218.9 134.4 61.8 22.7 52.9 62.3 35.7 — — 26.6
Sept 2020 315 9 0 6 211 2 127 3 61 9 22 0 50 5 53 5 25 5 — — 28 0
– total
Sept 2021
628.4
88.2
214.4
135.7
56.4
22.3
69.4
256.3
94.0
53.8
78.9
29.7
June 2021 585.2 67.9 218.9 134.4 61.8 22.7 52.9 245.5 94.5 60.8 63.6 26.6
Sept 2020 576 3 64 9 211 2 127 3 61 9 22 0 50 5 249 6 90 5 62 1 69 1 28 0
Cost of sales before gold
inventory change and
amortisation and
depreciation (dollar per
tonne)
Sept 2021
130
160
—
—
—
—
—
118
113
134
112
—
– underground
June 2021
134 177 — — — — —
119 120 126 112 —
Sept 2020
114 168 — — — — —
100 88 115 101 —
– surface
Sept 2021
29
30
29
21
46
42
28
27
34
—
—
23
June 2021 28 18 31 24 50 40 25 25 29 — — 22
Sept 2020 28 6 32 21 59 42 20 28 39 — — 19
– total
Sept 2021
45
112
29
21
46
42
28
66
72
134
112
23
June 2021 44 105 31 24 50 40 25 64 64 126 112 22
Sept 2020 41 102 32 21 59 42 20 59 60 115 101 19

Gold Fields Operational
2021
Update September Quarter
14
* Excludes surface material at South Deep.
Certain forward-looking statements
This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 (the Securities Act) and Section
21E of the U.S. Securities Exchange Act of 1934 (the Exchange Act) with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.
These forward-looking statements, including, among others, those relating to the future business prospects, revenues, income and production and operational guidance of Gold Fields, wherever they may occur in this report, are necessarily estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:
•   changes in the market price of gold, and to a lesser extent copper and silver;
•   material changes in the value of Rand and non-U.S. Dollar currencies;
•   difficulties, operational delays, cost pressures and impact from labour relations following its restructuring at the South Deep operation in South
Africa;
•   the ability of the Group to comply with requirements that it provide benefits to affected communities;
•   the effect of relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;
•   court decisions affecting the South African mining industry, including, without limitation, regarding the interpretation of mineral rights legislation and the treatment of health and safety claims;
•   the challenges associated with replacing annual mineral reserve and resource depletion as well as growing its reserve and resource base to extend the life of operations;
•   the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions or joint ventures;
•   the success of the Group’s business strategy, development activities and other initiatives, particularly at the Salares Norte project;
•   changes in technical and economic assumptions underlying Gold Fields’ mineral reserve estimates;
•   supply chain shortages and increases in the prices of production imports;
•   changes in health and safety regulations that could lead to claims or liability for regulatory breaches;
•   the occurrence of operational disruptions such as stoppages related to environmental and industrial accidents and pollution incidents;
•   loss of senior management or inability to hire or retain sufficiently skilled employees or sufficient representation among Historically Disadvantaged
Persons in management positions;
•   power cost increases as well as power stoppages, fluctuations and usage constraints;
•   regulation of greenhouse gas emissions and climate change;
•   high debt levels posing a risk to viability and making the Group more vulnerable to adverse economic and competitive conditions;
•   the ability of the Group to protect its information technology and communication systems and the personal data it retains as well as the failure of such systems;
•   the ability to obtain, renew and comply with, water use licences and water quality discharge standards;
•   the occurrence of future acid mine drainage related pollution;
•   geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits;
•   economic, political or social instability in the countries where Gold Fields operates;
•   downgrades in the credit rating of South Africa and its impact on Gold Fields’ ability to secure financing;
•   reliance on outside contractors to conduct some of its operations;
•   ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents;
•   the inability to modernise operations and remain competitive within the mining industry;
•   the effects of regional re-watering at South Deep;
•   the effects of a failure of a dam at a tailings facility and the closure of adjacent mines;
•   actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at Gold Fields’ operations that leads to censure, penalties or negative reputational impacts;
•   the occurrence of labour disruptions and industrial actions;
•   the adequacy of the Group’s insurance coverage;
•   financial flexibility could be limited by South African exchange control regulations;
•   difficulty controlling theft of gold and copper bearing materials and illegal mining on some Gold Fields properties;
•   the costs and burdens associated with tenements in Australia which are subject to native title claims, including any compensation payable to native title holders;
•   the impact of HIV/AIDS, tuberculosis and the spread of other contagious diseases, such as coronavirus (COVID-19);
•   the identification of a material weakness in disclosure and internal controls over financial reporting;
•   difficulty with participating in future issues of securities, or in bringing an action against Gold Fields, for shareholders outside South Africa;
•   liquidity risks in trading ordinary shares on JSE Limited;
•   Gold Fields’ ability to pay dividends or make similar payments to its shareholders; and
•   shareholders’ equity interests in Gold Fields becoming diluted upon the exercise of outstanding share options.
Further details of potential risks and uncertainties affecting Gold Fields are described in Gold Fields’ filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the Integrated Annual Report 2020 and the annual report on Form 20-F for the fiscal year ended 31 December 2020. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. These forward-looking statements have not been reviewed or reported on by the Company’s external auditors.

Gold Fields Operational
2020
update September quarter
15
Administration and corporate information

Corporate secretary
Anre Weststrate
Tel: +27 11 562 9719
Mobile: +27 83 635 5961
email: anre.weststrate@goldfields.com

Registered office
Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196
Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829

Office of the United Kingdom secretaries
London
St James’s Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 (0) 20 7796 8644
email: general@corpserv.co.uk

American depository receipts transfer agent
Shareholder correspondence should be mailed to:
BNY Mellon
P O Box 505000
Louisville, KY 40233 – 5000

Overnight correspondence should be sent to:
BNY Mellon
462 South 4th Street, Suite 1600
Louisville, KY40202
email: shrrelations@cpushareownerservices.com
Phone numbers
Tel: 866 247 3871 Domestic
Tel: 201 680 6825 Foreign

Sponsor
J.P. Morgan Equities South Africa Proprietary Limited
1 Fricker Road
Illovo, Johannesburg 2196
South Africa
Investor enquiries
Avishkar Nagaser
Tel: +27 11 562 9775
Mobile: +27 82 312 8692
email: avishkar.nagaser@goldfields.com
Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
email: thomas.mengel@goldfields.com
Media enquiries
Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
email: sven.lunsche@goldfields.com
Transfer secretaries
South Africa
Computershare Investor Services (Proprietary) Limited
Rosebank Towers
15 Biermann Avenue
Rosebank
Johannesburg
2196

PO Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248
United Kingdom
Link Group
10th Floor, Central Square
29 Wellington Street
Leeds
LSI 4 DL
England
Tel: 0371 664 0300

If you are outside the United Kingdom please call (0) 371 664 0300
Calls are charged at the standard geographic rate and will vary by provider.
Calls outside the United Kingdom will be charged at the applicable international rate. Business is open between 09:00 – 17:30, Monday to
Friday excluding public holidays in England and Wales.
email: shareholderenquiries@linkgroup.co.uk
Website
www.goldfields.com
Listings
JSE / NYSE / GFI
CA Carolus† (Chairperson) CI Griffith•   (Chief Executive Officer) PA Schmidt•   (Chief Financial Officer) A Andani#† PJ Bacchus*† TP Goodlace†
PG Sibiya† SP Reid^† YGH Suleman†
^ Australian * British
#
  Ghanaian
†
Independent Director •   Non-independent Director

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 11 November 2021
By:
/s/ C I Griffith
Name:
CI Griffith
Title:
Chief Executive Officer